Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 10, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10421
Senior Loan and Limited Duration ETF Portfolio, Series 4
(the “Trust”)
CIK No. 1942617 File No. 333-267856

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Cover Page

1.The Staff notes that the below disclosure must be included on the cover page of the Trust’s S-6/A filing in order for the Staff to accelerate effectiveness.

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Response:The Trust confirms it will add the above-referenced disclosure to the cover page of the S-6/A filing.

Portfolio

2.The Staff notes that the disclosure states, “The ETFs were selected by our research department based on a number of factors including, but not limited to . . . the quality and character of the securities held by the ETFs (considering credit quality and duration, which are balanced based on current economic conditions).” The Staff believes this disclosure should state it is subject to the Trust’s overall policy of a weighed modified duration of 4 years or less.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“The ETFs were selected by our research department based on a number of factors including, but not limited to . . . the quality and character of the securities held by the ETFs (considering credit quality and duration, which are balanced based on current economic conditions and subject to the Trust’s policy of having a weighted average modified duration of four years or less).”

Risk Factors

3.If the final portfolio of the Trust holds Funds that will employ leverage in their portfolios, please add appropriate risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that employ leverage, appropriate disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon